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HPEC

Digital passports to professional freedom.

For Physicians, By Physicians

Southampton, NY

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$1,070,000 Maximum

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Pitch

The corporate practice medicine is increasingly infringing on the physician patient relationship and it is in direct conflict with the Hippocratic Oath that physicians took. The HPEC platform aims to leverage self sovereign identity technology (SSI) in order to eliminate that conflict and re-align values. SSI gives physicians ownership of their personal and professional data, this will reduce the influence of third parties that do not provide value to the doctor patient relationship. SSI is a new way to give individuals agency and autonomy over their interaction with the digital world.

SSID's provide opportunities that expand across future healthcare applications including health record management, payments, physician advertising, digital health, telemedicine and more, but the first and most important use case lies in physician credentialing and identity as it is a necessary, timely and sustainably revenue generating application of this new technology. Billions of healthcare dollars are spent annually on physician identity, and credential data management, yet highly accurate physician directories do not exist. All current systems to address this issue are highly inaccurate, administratively wasteful, and have a critical dependence on the physician's volunteer participation. The physicians time is valuable, and therefore it has been difficult to incentivize physicians to keep their data accurate. Blockchain enabled self-sovereign digital identities (SSID's) provide an opportunity for physicians to regularly and seamlessly update their information in an accurate and cryptographically secure and shareable way.

Importantly SSID's can provide many desired connection, collaboration and communication services that physicians need, which will incentivize them to participate in keeping the information accurate in exchange for these services. SSID's create an opportunity for physicians to store and keep their portable verifiable credentials (VC's) which will reduce the time it takes to change jobs or insurance networks, so they can get to work quickly in order to spend more time caring for patients. Time is something both the patient and physician community highly value.

The HPEC platform also provides an opportunity for physicians to be paid directly for the services, and to have their reputation and performance measured and rewarded. It allows physicians to communicate about patient care among each other directly without the friction and security risks associated with legacy health record systems.

Community Impact

⊕ Health & Human Services

⚖ Social Justice

⌂ Community Building

♀ Women Owned

♲ Sustainability

Key Facts

We are restoring privacy and trust to our healthcare system by empowering the physicians on the front lines of patient care.

We are giving physicians mobility and increasing access to direct physician care by giving physicians direct control over their professional digital identity and credentials.

We give patients access, choice and privacy by giving them a way to connect directly to the physicians who care for them... only possible through self soveriegn digital identites.

In the future when you want to search for a physician you will be able to do so in a streamlined and meaningful way through the HPEC platform.

This project will change the face of healthcare as we know it, which is why the founder left the practice of Emergency Medicine in order to make this a reality for all of us.

Expand all sections ⌄

HPEC

HPEC will give each physician and surgeon a self-sovereign digital identity attached to a digital asset wallet that holds the physician's credentials. The credentials will be portable, and validated and authenticated digitally by the respective credentialing institution. HPEC will give physicians sovereign control over their digital identity, professional brand along with the data that identity creates including;

Physicians Credentials

The current credentialing process is fraught with administrative waste. When credentials are validated on the platform it will eliminate the uncompensated administrative burden physicians carry. Furthermore Physicians will now have complete control, reducing the risk for identity theft and giving them an opportunity to be paid for access to their credentials and data.

Physician Communication

Physicians currently communicate largely via word of mouth or on centralized platforms that are influenced by outside parties and therefore are not secure. With HPEC physicians will be able to communicate and democratize policy and practice guidelines on a secure confidential decentralized governance platform.

Patient Communication & Electronic Health Records

Patient data is currently centralized to siloed health systems giving them unlimited access and ability to capitalize on that data for their own interest. Through this technology the patient record will now be accessed and controlled by the patient. Sharing of the record will only be permissioned by the patient directly or through the doctor that created it, giving the physician agency and the patient stewardship over their protected health information–keeping data private and controlled by the end user.

Our Explainer Video

Many Other Potential Opportunities



Physician Innovation: Our current healthcare landscape stifles innovation while putting the physician's intellectual property at risk. Our platform will allow innovation to be scaled, and executed in secure and meaningful ways we never thought possible. We could fund projects and gain valuable inferences from the community regarding new an innovative therapies, devices and treatments.

Advertising Services: Currently Private Practice physicians may spend tens of thousands of dollars annually on advertising platforms. Once we have a decentralized physician database we will no longer need advertising services as patients will be able to search the database directly as will their fellow physician colleagues. The HPEC decentralized physician database will have the most up-to-date and accurate information because it will be self directed by the end-user.

Advocacy and Reform: Distributed Ledger technology has the unique ability to make, and track micro payments. This provides an opportunity for the physician community to pay for and promote advocacy efforts that serve them and their patients.

#TakeBackMedicine
#OwnYourData

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Our Terms

Equity
Security Type

Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$250
Minimum Investment

205,800,000
Issued Shares

17,833,333
Shares Available for Purchase

$6,000,000
Issuer's Valuation

$0.06
Price Per Share

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$250

Benefits & Perks

$1,000	**HPEC T-Shirt**
$3,000	**HPEC Insulated Tumbler**
$5,000	**HPEC Bookbag**

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🔖 Our Team ^

Leah Houston, MD FOUNDER
CEO/FOUNDER



Leah Houston, MD is an Emergency Physician, and the founder of HPEC. While practicing emergency medicine across the US for nearly 10 years she recognized a common problem: administrative burdens related to physician employment and credentialing are a leading cause of administrative waste and physician burn out.

She realized that Blockchain enabled digital identity solutions could solve this and many other regulatory problems in healthcare, so she set out to start HPEC in order to give every physician a self-sovereign digital identity attached to their credentials.

HPEC will streamline the current antiquated and laborious process of credentialing, reduce administrative waste, improve access to care and give physicians sovereign ownership of their data and employment rights. The organization will also create an opportunity for physicians to communicate more efficiently, and in turn improve patient care.

f in 🐦 📷



Paul Goodman, JD
CHIEF LEGAL COUNCIL

in

Paul Goodman, JD is a multi-disciplinary tech and corporate law attorney and Editor of the TechNY Daily newsletter which is distributed three times a week to 32,000 people working in the NYC Tech Industry.

ICO and Cryptocurrencies - Experienced in crafting SEC-compliant ICO strategies, drafting White Papers and Regulation A+ filings for ICOs and Bitcoin mining contracts.

Startups and Capital Raising - Wide and deep experience in aspects in forming and operating a tech startup including forming corporations and LLCs; Seed Round financing/Convertible Notes; Negotiation of Operating Agreements and Stockholder Agreements; Structuring of angel investments and private placements; Negotiation of term sheets; Preferred stock creation and issuance, Preparation of Private Placement Memorandum, Reg D. and Reg A offerings; Equity crowdfunding; S-1 offerings; and Reverse mergers into public shell transactions.

Tech Business Law - Highly experienced in all aspects of launching and operating a software, online, app or mobile business including: Software and website development agreements; Employment agreements; Employee option plans; consulting agreements; Preparation of website Terms of Service and Privacy Policies; Trademark registrations; Copyright registrations and other tech business related legal matters.

Mergers/Acquisitions - - Highly experienced in structuring and handling acquisitions of software and web companies and products.



Roman Tsarovsky
CHIEF TECHNOLOGY ARCHITECT

in

Blockchain, identiy, automation and machine learning archetect.



Yasmeen Drummond, MPH, MBA
CHIEF BUSINESS ADVISOR

in

Expert in evaluatoin and assessment of blockchain investment opportunities with a masters in public health

Business Litigation – Litigation over rights to software and websites, and disputes with developers; Enforcement and defense of covenants not to compete; Business divorces; Trademark and unfair competition litigation; Copyright infringement litigation; and other business litigation.

Reputation Defense/Removal of Objectionable Information from Websites.

Our Milestones

Show   All ▾

2019

Formal Incorporation

HPEC is formally incorporated in the state of Delaware

Jun
7th

2020

Close of Friends and Family Round

Friends and Family Round Closed; securing $170,000 from physician only investors.

Jan
30th

Media

Forbes   Op-Med   M

"HPEC is a start-up created by Emergency Medicine physician Leah Houston, MD to harness the power of blockchain to decentralize ownership of information (in this case, your professional information...)"

– Doximity

FAQ

Q: What does HPEC stand for again?

A: Humanitarian Physicians Empowerment Community. It is not and organization, or an association but it is a physician run and physician forward mission driven company that is building the professional passport technology. This technology provides any individual physician, group or association of physicians to exist, communicate, and provide services in a decentralized, secure and organized way in the impending digital world.

Q: What is the HPEC Mission and Vision?

A:

MISSION:
To restore physician autonomy through self-sovereign digital identity (SSI) technology,
This technology will allow us to create a Decentralized Autonomous Organization of physicians – where each physician who is verified will get a digital identity that automatically validates and authenticates their credentials in the digital world. In doing so we plan to:

1.)Streamline the verification and credentialing process for physicians, eliminating uncompensated administrative burdens, and minimizing the security risk that the current licensing and credentialing process places on a physician's professional identity. This tool will improve practice and employment mobility, and will allow physicians to interact with patients directly without third party interference through many avenues including but not limited to telemedicine applications. HPEC aims to reduce waste and redundancy in the healthcare system while also alleviating physician burnout and abuse which contributes to the current physician shortage.

2.) Give each physician with a secure digital identity an ability to communicate with fellow physicians and participate, and vote in a secure, confidential and decentralized digital democracy. This gives physicians a voice– improving communication around healthcare policy and practice. Physicians can weigh in from a consumer reports perspective, and collectively advocate for patient safety. When applied collectively or legislatively to policy or practice it will provide means for actionable change around system inefficiencies, redundancies and barriers to high quality patient care.

VISION:
To create an open, censorship free healthcare marketplace with the participation of the physician and surgeon community who choose to participate in the network. To improve healthcare outcomes and quality of life, while also decreasing healthcare costs. Making it easy to care for and advocate for patients free from third party interference. The technology will use the "power of the crowd" to democratize and monetize the skills of the physician community- and will do so while keeping it physician owned and run.

Q: How do we expect to grow the physician network?

A: Two ways: first the network effect; every member will have an interest in this technology growing, because the more physicians that sign up and participate in network the more the participants will get rewarded though future participation. Initial physician investors will have an equity partnership, but once the technology built we aim to give away the digital identities (free of charge) to any physician member. Our plan is for physicians to not have to pay to utilize the service, but if they utilize the service they will receive rewards that can be exchanged for services as outlined in the diagram in the executive summary and in the explainer video. The other way, is that we plan to have a very strong marketing campaign, especially in the beginning, however we hope that as we grow the network effect will be the most important way to get the word out.

Q: How much will this technology cost to build?

A: According to industry insiders this will cost somewhere between $300,000 and $700,000 to build properly which includes paying the initial CTO and engineers. Once this is built we will also need to pay for marketing and support staff as well. I have therefore budgeted $1.5-2 million for the first two years runway/burn rate.

Q: What is the minimum investment?

A: On the Fundopolis Crowdfunding Platform we have an opportunity for anyone to join the movement starting at a minimum of $250 meant for medical students and resident physicians. We ask that Attending physicians come in at the $1000 level if they are able.

Off the Crowdfunding Portal we have a minimum of $25,000 for accredited investors. Information on price of shares is outlined in the term sheet.

Q: What is a term sheet?

A: A term sheet is a bullet-point document outlining the material terms and conditions of an investment. The term sheet includes conditions for financing the initial stages of the HPEC company in order to build the HPEC technology. This document outlines a potential agreement between you and HPEC.

Q: What if HPEC fails?

A: We at HPEC are bringing leaders of physician forward groups and advocates together in a way that has never been done before- with distributed ledger technology. As Founding Partner and HPEC investor Dr. Michael Strickland said HPEC is "creating the nervous system like network that physicians need." We are providing the tools to recapture what has been taken from the physician community, in order to regain our autonomy in the impending digital health ecosystem. As with any company, especially early-stage companies there is a chance that this will fail, however as the founder, I will do my due diligence to design and implement the technology by recruiting the best in the industry, and providing the most robust security and background checks. As CEO, I will put my heart and soul into ensuring that it doesn't fail. As you join this movement you are taking a chance at a potentially high reward opportunity. The reward is not only financial, but as a founding partner you could leave the legacy as someone who had a hand in designing the new system. We have an opportunity to work together, and I think it's worth a shot.

Q: What if we don't get full funding?

A: We have had a tremendous response thus far. After only 2 months of outreach during the friends and family round 77% of those who have responded are coming onboard as early investors and founding partners. The Founding Partner Physician Investor invitations were curated from a select group of open-minded forward thinkers. As you decide if you also want to become a part of this movement remember this; as the founder I, Leah Houston, MD am committed to running a lean startup and making fervid decisions in the best interest of the company. Having already invested tens of thousands of my own money and over two years of my time I feel strongly that this is worth perusing, and ask for your trust in me to make the right decisions. As a company however, we cannot promise to return funds if we do not move forward, because some things are out of our control. For example, if we hire a CTO, and spend a large portion of the seed money on employee salaries, and a new government regulation restricts the product from being deployed that money will have been lost. It is a risk we are all taking. At HPEC we will do our best to make the right decisions, hire the right team, research and consider potential risks, budget appropriately, and follow the law, but there are occasionally unforeseen risks, and these are risks we all take when we make any investment.

Q: How will HPEC make money?

A: Our healthcare system is a $3.6 Trillion dollar system- and we, as physicians control 80% of that industry, but in the current model we barely see a tiny fraction of that come directly to us. The executive summary attached explains more, but in short:

We will take a 2% transaction fee every transaction that happens on the network. Some examples:
You charge a system to view and utilize your credentials.
You charge $8,000 dollars for surgery.

You sell your data that you've generated.
You do some curbside telemedicine or consulting through HPEC during your off hours.
HPEC physicians invest in your idea.
HPEC wins a class action law suit for it's physician members.

Take into consideration that traditional employment unions charged 3 to 5%, and it's a mandated amount, what HPEC plans on charging is a significantly less because we want the barrier to participation and engagement to be low. We also only collect if the physician participant chooses to utilize the platform making this 100% voluntary at every stage.

Q: How will the generated revenue be spent?

A: It is estimated that this will cost about $5 million annually to run once it is built, after that amount a predetermined portion,– proposed to be 50% will go back to the investors, and another portion – the other 50% will be sent to the HPEC community to be utilized by physician members as they see fit, as outlined in the explainer video.

The HPEC community will be governed by the physician HPEC passport holders, meaning those who have a digital identity. The plan is for them to decide how to spend the money through a secure digital voting system accessed through their identity. Decisions will be made through a cryptographically encoded democracy, without hierarchy. There're lots of thoughts I have about the details of the governance structure, and we will ask for community input on how this cryptography will be built.

Q: Will we make (self-sovereign) electronic records for patients?

A: In the interest of true decentralization, in the interest of patients also having autonomy I think it would be in our best interests to utilize and promote the record systems that best serve us and our patients rather than to create a record system of our own through HPEC. Should an individual physician develop a technology (like AtlasMD for example), that other physicians and patients find valuable it will likely get support and adoption by the community. It would however be the individual physicians in the community that would decide whether to utilize and promote that record system. We will utilize our communications platforms to share our experience and knowledge with each other and our patients in this journey. This philosophy would also support competition in the open market which is exactly what healthcare needs. It may also provide leverage and allow us to find strategic partnerships that could be valuable moving forward.

Q: How will you get hospitals and insurance companies to comply?

A: Physicians are the product of healthcare. Without the stroke of a physician's pen (or today keyboard,) a patient does not receive care. The most important data that is documented in healthcare is done so by the physician at the time of, or shortly after every patient encounter. Most current electronic health records (EHR) platforms do not offer an opportunity for physicians to keep their patients protected health information private. Recent regulations give us an opportunity to leverage this technology in order to fix that, because there is now a push to give healthcare data

privacy and control back to the patients.

The 21st Century Cures Act (section 4003 and 4004) demands interoperability, and penalizes information blocking in order to make electronically stored protected health information accessible to the patient. We believe, in order to comply with this new regulation health records companies and hospitals must adopt and deploy entirely new systems. This will be difficult, expensive, and will destroy a large part of their business model, which is centered around owning, controlling, and at times selling the patient's private health data.

HPEC is building a new system that will follow these new regulations, and will put control of the data back into the hands of the patients and the physicians who care for them. With self-sovereign identity technology, the physician will be able to transfer a digital copy of the patients note directly to the patient. This new process will make the patient physician relationship private and secure again while inherently complying with this new regulation. This is something that can be achieved with the support of the physician community– who have always put the patient first. It will then be the individual physicians and patients who will choose if, how and with whom they share this data, as the technology is inherently self-sovereign and self-directed.

Q: How long will it take from development to market?

A: This will likely take about a year to go online after we have full funding. We have been given estimates by developers of 6 to 12 months, however considering the importance of the structure, and the security I'd like to assume it will take longer than expected. That being said this is an estimate for the basic identity tools, with hopes to include voting capabilities and credential storage and sharing. Further tools including de-identified and anonymized data analytics and sharing as well as a more robust communications, will be added later.

Q: What are the potential revenue streams?

A: Initial revenue streams are projected to be from physician advertisement and recruitment, as well as credentialing. Later revenue will be generated when physicians choose to be paid on the platform, and if they participate in data analytics and sharing. Other potential revenue streams are outlined in the executive summary.

Q: Is anyone else working on a similar solution?

A: Yes and no… Companies like Axuall, Synaptic Alliance Blockcerts, and ProCredEx have built 'closed permissioned' credentialing systems; meaning enterprise owned and enterprise controlled. In general, they are building software for the insurance and health system industry. Furthermore, they do not have decentralized communication tools for the physicians to collaborate and communicate. HPEC Is the only truly decentralized, community owned platform for physician credentialing and communication to date.

Q: How might my life be different as a physician once this technology is built… (from the perspective of Dr. Mc Autonomy?)

A: Dr. Mc Autonomy first heard about the HPEC DApp through a friend from med school who she hadn't spoken to in a while… she got a message via text that invited her to verify that her friend was in fact really a doctor… She was being asked if he actually graduated with her… She knows he did because he sat next to her at graduation. At first Dr. Mc Autonomy didn't understand it, but after signing up she realized this is a way she could also restore her professional autonomy and reduce uncompensated administrative burdens. The theft of services she had been increasingly experiencing since he started practicing had been getting worse, so this was something she really needed. After a few months on the platform she has now invited 15 other physician friends and colleagues to join the network and has accumulated over 178 HPEC points for her work on the network which includes but is not limited to validating physician credentials and inviting others to the platform.

She now
1.) is accepting telemedicine consults through the platform
2.) quickly and easily picked up a few extra shifts at the clinic down the block, has
3.) contributed to practice guideline updates within her specialty and has
4.) found a subspecialist for one of her patients who has been suffering with a complex issue, which now is finally being addressed by the right person.

She feels informed, engaged and connected with her fellow colleagues. She feels like she is able to be a better doctor because all of the things that made her frustrated with the practice of medicine are now alleviated… The platform has brought her additional income on the side, and she is thinking about moving full time to this model, as it has been much better than any employment agreement she has ever been a part of.

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